Exhibit 99.1

Hello [insert recipient name],

As we work to close our Biko offering, we have made an amendment to the minimum offering amount, reducing it from $110,000 to $80,000. Please review the official notice below for further details.

All we need from you is to either confirm or rescind your investment; please click the button below and respond to the one question survey.

We also want to assure you that because we have not yet closed this offering, zero investment funds have been used to pay any of Biko’s costs of care, including training, hauling, veterinary, and rehabilitation. Included in this change is a reimbursement to Commonwealth of only $11,000 of his training expenses that have exceeded $30,000 to date. This does not change your Unit value or Biko’s timetable going forward.

We are excited to be heading into the 2021 racing season with Biko returning to Graham Motion’s racing stable in Fair Hill, MD. Be on the lookout for some fun updates to come!

Sincerely,

Brian and Chase

COMMONWEALTH THOROUGHBREDS LLC

NOTICE TO SUBSCRIBERS OF SERIES OL2018

April 14, 2021

You are receiving this Notice as a subscriber to Series OL2018 of Commonwealth Thoroughbreds LLC, a Delaware series limited liability company (the “Company’).

The Series OL2018 minimum offering amount has been reduced from $110,000 to $80,000, and reduced the Series’ management fee. The Manager’s purchase of $10,000 (200 Units) is also being counted toward the minimum offering amount. In addition, the Series OL2018 management fee has been reduced to 10% of all revenues, including after Unit Holders have received distributions equal to the purchase price of their Units. These changes were made because we anticipated an initial closing of the Series OL2018 Offering would occur before Biko began training, and the minimum offering proceeds initially included pre-training expenses. However, the postponement of major stakes races in 2020 and restrictions on attendance due to the Covid-19 pandemic disrupted our marketing opportunities, and it became necessary for Biko to enter race training in July 2020. The Manager has paid more than $30,000 in pre-training and training expenses incurred from the commencement of the Series OL2018 offering on May 1, 2020 through the date of this Notice. For additional information about the change to the Series OL2018 minimum offering amount, please review the Company’s amended Offering Circular filed with the Securities and Exchange Commission on April 13, 2021, available at [INSERT LINK TO AMENDED OFFERING CIRCULAR].

The Company is offering persons who have previously advanced payments for Units in Series OL2018 the opportunity to review the information being provided with the amended Offering Circular before finalizing their investment.

If, after reviewing the information, you wish to rescind your investment and receive a full refund, you must submit a recission notice to the Company no later than 5 p.m., Eastern Time on May 12, 2021, which is twenty (20) business days from the date this Notice is being sent to you. If you desire to rescind your investment, please complete the provided survey by clicking “Rescind Investment”. Upon receipt of your rescission notice, the Company will promptly refund your prior payments.

If you would like to confirm your investment in the Series OL2018 Units, we ask that you submit a confirmation notice to the Company no later than 5 p.m., Eastern Time on May 12, 2021. If you desire to confirm your investment, please respond to the provided survey by clicking “Confirm Investment”.

If you do not accept the rescission offer by the expiration date listed above, you will be deemed to have confirmed your subscription for Series OL2018 Units on the terms and conditions of your existing subscription agreement, subject to the revisions included in the amended Offering Circular.